EXHIBIT 1

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

October 8, 2008

Dear Fellow TXI Stockholders,

I am a director of NNS Holding, Texas Industries, Inc.’s (“TXI”) largest stockholder, which owns 14.9% of the outstanding shares of TXI.  As a long-term stockholder in TXI, my interests are squarely aligned with yours—and I seek your support in order to send a clear message to TXI’s Board that meaningful change is long overdue.  Please join me in WITHHOLDING your vote on Sam Coates and Thomas R. Ransdell, the two directors standing for reelection at the company’s Annual Meeting of Stockholders on October 21, 2008.

I strongly believe that no stockholder should be expected to accept operating performance as lackluster as TXI’s has been over the past year.  In its most recent earnings report, the company’s net income was down 40 percent from the same period last year.  Furthermore, over the last twelve months, the company has underperformed its peer group by approximately 35 percent and is currently trading near its 52-week low of $26.26 and less than 40 percent of the 52-week high of $81.48.

Despite the company’s lackluster performance over the last year, I remain convinced that TXI has the opportunity to restore investor confidence and create value for all stockholders—but only if it addresses the challenges facing the company head-on.  In that regard, I recently contacted the TXI management and board of directors to express my frustration over the company’s failure to set forth any detailed plan to deal with these challenges.  In addition, I asked that the Board allow NNS Holding to increase its investment in the company to more than 15% of its outstanding common stock and to provide NNS Holding with proportionate board representation, so that shareholder interests would have an effective voice in the boardroom.  Given the company’s poor track record over the past year and my significant industry experience, I believe that board representation is entirely appropriate and could be a catalyst for improving performance and governance.  I was surprised and disappointed by the company’s response, which I learned only by reading a Form 8-K filed with the SEC and which presented no explanation of why the company’s Board determined to reject our proposal.

By way of background, my involvement with TXI dates back to 2006 when I initially invested in the company, and I have maintained my current ownership position of approximately 14.9% since July 2007.  I have spent my entire career in this industry and since 1998 I have been the Chief Executive Officer of Orascom Construction Industries, a leading construction contractor that is active in emerging markets around the globe.  Orascom undertakes large industrial, commercial and infrastructure projects for public and private customers principally in Europe, the Middle East and North Africa.

Over the course of my investment history with TXI, I have become increasingly disappointed by management’s failure to set forth any alternative to “business as usual” to increase stockholder value.  Judging by the comments from analysts and investors on TXI’s recent Fiscal Year Q1 ’09 earnings call, it is clear that my dissatisfaction with the company’s subpar operating performance is shared by many of my fellow TXI stockholders.

The realities of the current economic environment dictate that it is more essential than ever for the company to articulate a credible strategic plan to its investors.  TXI and the entire industry are facing difficult times, yet the Board and management remain insular and uncommunicative to stockholders.  I believe their recalcitrance is perpetuating ineffective operational and financial performance, and consequently impairing stockholder value.

In my judgment, what is desperately needed at TXI is a new voice in the boardroom.  I am confident that with my industry experience and contacts, as well as my familiarity with the cyclical nature of the industry, I can make a positive contribution to the development of a strategy that would enhance value for all stockholders.

Again, I ask that you join me in sending a message to our Board that you want better representation in the boardroom, by voting “WITHHOLD” for the company’s incumbent-nominees at the upcoming annual meeting on October 21, 2008.

Sincerely,

NASSEF SAWIRIS

If you have any questions about how to WITHHOLD your
vote on Texas Industries’ two incumbent nominees, please call the firm assisting us with the solicitation of Withhold votes:

INNISFREE M&A INCORPORATED
Toll-free at 888-750-5834
(Banks and brokers may call collect at 212-750-5833)

Information About the Proxy Statement

On October 8, 2008, NNS Holding filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement in connection with the solicitation of proxies for use at TXI’s 2008 Annual Meeting. In addition, NNS Holding intends to prepare and file with the SEC a definitive proxy statement. NNS Holding advises TXI’s security holders to read the definitive proxy statement (when it is available), because it will contain important information. Security holders may obtain a free copy of the definitive proxy statement (when it is available) that NNS Holding files with the SEC at the SEC’s web site at www.sec.gov.  The proxy statement may also be obtained for free by directing a request to Innisfree M&A Incorporated toll-free at 888-750-5834. Banks and Brokers may call Innisfree M&A Incorporated collect at 212-750-5833.

Certain Information Regarding the Participants

A detailed list of names, affiliations and interests of NNS Holding and Nassef Sawiris is included in the preliminary proxy statement filed with the SEC on October 8, 2008.